SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NICE-SYSTEMS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value one New Israeli Shekel per share
(Title of Class of Securities)

M7494X101
(CUSIP Number of Ordinary Shares Underlying Class of Securities)

Dafna Gruber Corporate Vice President and Chief Financial Officer NICE-Systems Ltd. 8 Hapnina Street P.O.Box 690 Ra’anana 43107, Israel Telephone: +972-9-775-3151

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Adam M. Klein, Esq. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: +972-3-608-9947 Telecopy: +972 3-521-2212	Kenneth L. Henderson, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Telephone: (212) 541-2000 Telecopy: (212) 541-4630

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,500,000	$362.70

* Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,734,422 ordinary shares of NICE-Systems Ltd. having an aggregate value of $6,500,000 will be exchanged for new options or new restricted share units and cancelled pursuant to this exchange offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of June 17, 2009.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $362.70	Filing party: NICE-Systems LTD.
Form or Registration No.: 005-56249	Date filed: June 23, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (this “Amendment No. 2) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 23, 2009, and amended by Amendment No. 1 on June 25, 2009 (as amended, the “Schedule TO”) relating to an offer by NICE-Systems Ltd. (the “Company”) to exchange certain outstanding options to purchase ordinary shares held by certain employees granted under the Company’s 2003 Stock Option Plan and Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan.

        Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Schedule TO.

        On July 26, 2009, the Company received the Israeli Tax Ruling described in Section 13 of the Offer to Exchange Certain Outstanding Options.

ITEM 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel

Date: July 27, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options, dated June 23, 2009, including Summary Term Sheet.

(a)(1)(B)	Form of Email to be Sent to Eligible Employees Upon Commencement of the Offer to Exchange, from Haim Shani, Chief Executive Officer of NICE-Systems Ltd.

(a)(1)(C)	Form of Email to be Sent to Eligible Employees Upon Commencement of the Offer to Exchange, from the Vice President of Corporate Human Resources of NICE-Systems Ltd.

(a)(1)(D)	Form of Letter to Eligible Option Holders.

(a)(1)(E)	Form of Paper Election Form.

(a)(1)(F)	Form of Election Form – Web Submission.

(a)(1)(G)	Form of Paper Notice of Withdrawal.

(a)(1)(H)	Form of Notice of Withdrawal – Web Submission.

(a)(1)(I)	Form of E-mail Communication Regarding Confirmation of Receipt of Election Form.

(a)(1)(J)	Form of E-mail Communication Regarding Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(K)	Employee Training Materials.

(a)(1)(L)	Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on April 6, 2009 (Commission File No. 000-27466), incorporated herein by reference.

(a)(1)(M)	Current Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 7, 2009 (Commission File No. 000-27466), incorporated herein by reference.

(a)(1)(N)	Form of E-mail sent to employees residing in Israel regarding the distribution of the username and password for the exchange offer website.

(a)(1)(O)	Form of E-mail sent to employees residing in the United States regarding the distribution of the username and password for the exchange offer website.

(a)(1)(P)	Form of Letter sent to employees residing in the United States and the United Kingdom distributing each employee’s username and password for the exchange offer website.

(a)(1)(Q)	Form of Letter sent to employees residing in Israel and Hong Kong distributing each employee’s username and password for the exchange offer website.

(a)(1)(R)*	Form of Reminder E-mails sent to employees.

(b)	Not applicable.

(d)(1)	NICE Systems Ltd. 2003 Stock Option Plan, as amended (filed as Exhibit 4.4 to NICE-System Ltd.‘s Annual Report on Form 20-F (File No. 000-27466) filed with the Securities and Exchange Commission on April 6, 2009, and incorporated herein by reference).

(d)(2)	Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan (filed as Exhibit 4.4 to NICE-System Ltd.‘s Registration Statement on Form S-8 (Registration No. 333-145981) filed with the Securities and Exchange Commission on September 11, 2007, and incorporated herein by reference).

(d)(3)	NICE Systems Ltd. 2008 Share Incentive Plan, as amended (filed as Exhibit 4.8 to NICE-System Ltd.‘s Annual Report on Form 20-F (File No. 000-27466) filed with the Securities and Exchange Commission on April 6, 2009, and incorporated herein by reference).

(d)(4)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in Hong Kong).

(d)(5)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in Israel).

(d)(6)	Form of Option Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in the United Kingdom).

(d)(7)	Form of RSU Agreement pursuant to the 2008 Share Incentive Plan, as amended (for participants in the United States).

(d)(8)	Form of Notice provided to Employees in Israel regarding the exercise price reduction of certain outstanding options to acquire ordinary shares.

(d)(9)	Form of Option Exchange Agreement entered into by NICE-Systems Ltd. and certain Israeli Executive Officers.

(d)(10)	Form of Option Exchange Agreement entered into by NICE-Systems Ltd. and a certain U.S. Executive Officer.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.